EXHIBIT F

Transactions in Shares of the Issuer Since the Filing of the Original Schedule 13D

The following table sets forth all transactions in the Shares effected since the filing of the Original Schedule 13D by the Reporting Persons. Except as otherwise noted, all such transactions were effected in the open market through brokers and the price per share is net of commissions.

JANA

Trade Date	Shares Purchased (Sold)	Price Per Share ($)

07/03/2017	5,833	59.72
07/03/2017	11,296	59.75